UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale   or executing a sale directly with a market   maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: June 30, 2020 Estimated average burden hours per response 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) EVERSOURCE ENERGY	(b) IRS IDENT. NO. 04-2147929	(c) S.E.C. FILE NO. 1-5324	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 300 Cadwell Drive, Springfield, MA 01104 (b)			(e) TELEPHONE NO.
			AREA CODE	NUMBER
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD JAMES J JUDGE	RELATIONSHIP TO ISSUER Chairman and CEO	(c) ADDRESS STREET CITY STATE ZIP CODE 300 Cadwell Drive, Springfield, MA 01104

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number
Common	Fidelity Brokerage Services LLC 100 Summer Street Boston, MA 02110		79,509	$5,607,769.77	317,131,059	02/25/2019	NYSE

INSTRUCTIONS:

3 .  (a)  Title of the class of securities to be  sold

1.

(a)   Name of issuer

(b)     Name and address of each broker through whom the securities are intended to be sold

(a)

Issuer’s I.R.S. Identification Number

(c)   Number of shares or other units to be sold (if debt securities, give the aggregate face   amount)

(b)

Issuer’s S.E.C. file number, if any

(d)      Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(c)

Issuer’s address, including zip code

I      Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown

(d)

Issuer’s telephone number, including area code

by the most recent report or statement published by the  issuer

(e)

Approximate date on which the securities are to be  sold

2.

.  (a)  Name of person for whose account the securities are to   be sold

(g)  Name of each securities exchange, if any, on which the securities are intended to be  sold

(a)

Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(b)

Such person’s address, including zip   code

Potential  persons  who  are  to  respond  to  the  collection  of  information  contained  in  this  form  are   not

required  to  respond  unless  the  form  displays  a  currently  valid  OMB   control  number.

SEC 1147 (08-07)

TABLE I ––  SECURITIES TO BE  SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Common	02/15/2016 02/22/2016 02/17/2017 02/23/2017 02/15/2018 02/21/2018 02/15/2019 02/21/2019	Restricted Stock Units Performance Shares Restricted Stock Units Performance Shares Restricted Stock Units Performance Shares Restricted Stock Units Performance Shares	Issuer Issuer Issuer Issuer Issuer Issuer Issuer Issuer	8,529 9,616 6,443 6.734 13,581 6,352 21,353 6,901	n/a n/a n/a n/a n/a n/a n/a n/a	Compensation Compensation Compensation Compensation Compensation Compensation Compensation Compensation

INSTRUCTIONS:      If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II ––  SECURITIES SOLD DURING THE PAST 3   MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
James J. Judge 300 Cadwell Drive Springfield, MA 01104	Common shares	02/21/2019	5,512	$387,328.24

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold   hereby represents by  signing this notice that he  does not know any material adverse information in  regard to     the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person  has  adopted  a  written  trading  plan  or  given  trading  instructions  to  satisfy  Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

       February 25, 2019                                                                                          /s/ Kerry J. Tomasevich, Attorney in Fact for Mr. Judge

DATE OF NOTICE

(SIGNATURE)

DATE OF  PLAN ADOPTION OR  GIVING OF   INSTRUCTION,

The notice shall be signed by the person for whose account the securities are to be sold.   At least one copy

IF RELYING ON  RULE 10B5-1

of  the  notice  shall  be  manually  signed.Any  copies  not  manually  signed  shall  bear  typed  or  printed    signatures.

SEC  1147  (02-08)